Exhibit 99.1

Chijet Motor Company, Inc. Announces Pricing of $11.0 Million Registered Direct Offering

NEW YORK, Nov. 24, 2025 (GLOBE NEWSWIRE) — CHIJET MOTOR COMPANY, INC. (NASDAQ: CJET) (the “Company”), today announced that it has entered into securities purchase agreements with certain investors for the purchase and sale of an aggregate of 8,461,530 of the Company’s class A ordinary shares (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $1.30 per share in a registered direct offering.

The aggregate gross proceeds to the Company are expected to be approximately $11.0 million.

The transaction is expected to close on or about November 25, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281314) previously filed with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on August 16, 2024. A prospectus supplement relating to the securities will be filed by the Company with the SEC. All information filed with the SEC can be obtained over the internet on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About CHIJET MOTOR COMPANY, INC.

The primary business of the Company is the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to new energy vehicles production upon completion of its construction. The Company has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about the Company, please visit www.chijetmotors.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com